Tora Trading Services, LLC

(SEC ID. No. 8-66925)

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2025 and
Report of Independent Registered Public Accounting Firm

(Confidential treatment requested)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66925

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Tora Trading Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

28 Liberty Street - 58th Floor
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexander Baltovski	**(646) 957-2715**	**alexander.baltovski@lseg.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West - Suite 301	**Woodbury**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)

October 16, 2003	**686**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Maloney, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tora Trading Services, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Michael Maloney 25DD5E921E2119F...

Title:
Managing Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

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Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Tora Trading Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tora Trading Services, LLC (the Company) as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC Regulation 1.17, and the Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP
Woodbury, New York
March 20, 2026

TORA TRADING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets		
Cash and cash equivalents	$	13,284,476
Accounts receivable, net		895,733
Due from affiliates		50,360
Accrued revenue		152,048
Prepaid expenses and other assets		2,347
Total assets	$	14,384,964
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	339,977
Due to affiliates		981,490
Total liabilities	$	1,321,467
Member's equity		13,063,497
Total liabilities and member's equity	$	14,384,964

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues

Software commissions	$	3,404,095
Execution commissions		540,679
Other revenue		224,965
Total revenues		4,169,739

Expenses

Compensation and benefits	2,171,561
Telecommunications	3,683
Cost of commissions	112,476
Fees paid to affiliates	1,267,229
Research fees	240,974
Travel and entertainment	29,367
Rent	1,071
Regulatory fees	22,172
Legal and professional fees	145,759
Other expenses	20,388
Total expenses	4,014,680

Net income	$	155,059

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

Member's equity at December 31, 2024	$	12,908,438
Net income		155,059
Member's equity at December 31, 2025	$	13,063,497

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities

Net income	$	155,059
Net changes in operating assets and liabilities		
Accounts receivable, net		642,773
Accrued revenue		159,081
Due from affiliates		(2,024)
Prepaid expenses and other assets		(663)
Accrued expenses		(329,413)
Due to affiliates		(1,039,218)
Net cash used by operating activities		(414,405)
Net decrease in cash		(414,405)

Cash

Beginning of year	13,698,881
End of year	$ 13,284,476

The accompanying notes are an integral part of these financial statements.

TORA TRADING SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025

1. Organization

Tora Trading Services, LLC (the "Company") is organized as a Delaware limited liability company and maintains offices in the United States. The Company is a provider of multi-asset execution and trade order management systems and outsourced trading services for both buy-side and sell-side institutional investors. The Company is a securities broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company operates as an introducing broker dealer and does not hold funds or securities for customers, and does not owe any money or securities to customers.

The Company is wholly owned by Tora Trading Services Limited, a Cayman Islands company (the "Member"). The Member is a wholly owned subsidiary of Refinitiv US LLC, a Delaware limited liability company (the "Parent"), which is an indirect subsidiary of London Stock Exchange Group PLC ("the "Ultimate Parent" or "LSEG"). The Company is headquartered in New York and maintains office in California.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, operating as a provider of multi-asset execution and trade order management, and outsourced trading services, through its electronic platform. The Company has identified its Managing Principal as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. Summary of Significant Accounting Policies

Basis of Presentation — The accompanying financial statements of the Company have been presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's results of operations and financial position could differ significantly from the financial position and results that would have been achieved if the Company was not owned by the Member, the Parent, and the Ultimate Parent.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Software Commissions — The Company derives revenue from software licensing, which includes fees generated when end users execute transactions utilizing its software through customers (broker dealers). Software license fees are billed and paid monthly, quarterly, or annually.

Execution Commissions — The Company also derives revenue from commissions which are earned when the Company executes trades as a broker for end users.

Software commissions and execution commissions are recognized at a point in time, on a trade date basis, which is when the Company's performance obligations have been substantially completed and the transaction price is determinable.

It is the Company's judgment that the geographical location and contracts of the end users do not affect the nature, timing, or certainty of revenue or cash flow, and therefore do not warrant disaggregation.

Cash and Cash Equivalents — The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less at acquisition, other than those held for sale in the ordinary course of business, to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC insured limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk. At December 31, 2025, the Company did not hold cash equivalents.

Accounts Receivable – trade — The Company records receivables when it invoices customers for software commissions and execution commissions. Accounts receivable are carried at estimated collectible amounts and amounted to $1,538,505 at January 1, 2025 and $895,733 at December 31, 2025. Credit is generally extended on a short-term basis; thus, accounts receivable do not bear interest. Accounts receivable are periodically evaluated for collectability based on credit history and current financial condition. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risks, estimated value of collateral, if any, and current economic conditions. Accounts receivable are written off when deemed uncollectible. The allowance for doubtful accounts totaled $91,322 as of December 31, 2025.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents in banks that management believes are creditworthy, however deposits may exceed the amount of the Federal deposit insurance provided. At December 31, 2025, the amount held in excess of insured limits was approximately $13,034,476.

At December 31, 2025, seven customers accounted for 93% of accounts receivable, trade.

Customer Concentration — Revenue and accounts receivable from the Company's major software and execution customers as of December 31, 2025 is as follows:

	Revenue	Accounts Receivable
Customer A	16%	2%
Customer B	15%	27%
Customer C	15%	27%
Customer D	13%	-%
Customer E	8%	13%
Customer F	4%	14%
Customer G	3%	10%

Income Taxes — As a single member limited liability company, the Company is a disregarded entity for tax purposes and has adopted the guidance in ASU 2019-12. Accordingly, federal and state income taxes have not been reflected in the accompanying financial statements.

The Company is in accordance with the terms of FASB Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"), which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Topic 740, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position as of December 31, 2025, and does not expect any material adjustments to be made. Tax years after 2021 remain subject to U.S. federal and state income tax examinations.

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, accounts receivable, net, due from/to affiliates, accrued revenue, prepaid expenses, other assets, and accrued expenses approximate fair values because of the short-term maturities and/or liquid nature of these assets and liabilities. Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Due from/to affiliates

Due from/to affiliates represents net fees pursuant to various agreements for services, financing and other fees owing from/to affiliates that provide the Company with services and software that the Company in turn provides to customers.

Balances due from affiliates are offset with balances due to affiliates when; (a) the balances relate to the same affiliate, (b) there is a legally enforceable right to offset the asset and liability, and (c) the Company intends to settle on a net basis.

3. **Related Party Transactions**

In the normal course of conducting its business, the Company is party to various transactions with the Member, the Parent, the Ultimate Parent and affiliates. The following is a summary of those transactions.

The Company entered into trademark license agreements with Refinitiv US Organization, LLC for trademark licensing rights within the United States of America and with Financial and Risk Organization Limited for all other territories. These agreements grant the Company a non-exclusive license to use the trademark for the sole purpose of marketing, promoting, and distributing Refinitiv products. During the year ended December 31, 2025, the Company incurred $103,244 of fees, which are based on a percentage of revenue recognized by the Company. Such amounts have been included in fees paid to affiliates in the accompanying Statement of Income. As of December 31, 2025, the outstanding amount receivable under these agreements was $319, which is netted in due to affiliates in the accompanying statement of financial condition.

The Company has Distribution agreements with Refinitiv US Organization, LLC and with Financial and Risk Organization Limited. These agreements grant the Company the right to promote, support and distribute all LSEG information and workflow products. During the year ended December 31, 2025, the Company incurred $ 172,392 of fees; those fees are primarily based on a percentage of revenue, less costs, recognized by the Company. Such amounts have been included in fees paid to affiliates in the accompanying Statement of Income. As of December 31, 2025, the Company has an outstanding balance due under these agreements of $25,487 to Refinitiv US Organization, LLC and receivable of $50,248 from

Financial and Risk Organization Limited, which are included in due to affiliates and due from affiliates in the accompanying statement of financial condition.

The Company has a services agreement with its Parent for compliance services. The fees incurred during the year ended December 31, 2025 under such arrangement amounted to $3,125, and have been included in Fees paid to affiliates in the accompanying Statement of Income. As of December 31, 2025, the Company has no outstanding balance due under these agreements.

The Company also has a service agreement with Refinitiv US LLC and Refinitiv Hong Kong Limited for consulting services where the Company is charged, proportionally to its revenue share, cost plus ten percent (10%) for direct and indirect operating expenses related to outsourced trading services incurred by Refinitiv US LLC and Refinitiv Hong Kong Limited. The fees incurred during the year ended December 31, 2025 under such arrangement amounted to $3,054,648 of which $2,003,169 has been included as components of compensation and benefits, $3,683 of telecommunications, $29,367 of travel and entertainment, $1,071 of rent, $6,759 of legal and professional fees, $22,131 of other expenses and $988,468 of fees paid to affiliates in the accompanying Statement of Income. As of December 31, 2025, the Company has an outstanding balance due under these agreements of $335,524 to Refinitiv US LLC and $299,027 to Refinitiv Hong Kong Limited, which is included in due to affiliates in the accompanying statement of financial condition.

As of December 31, 2025, the Company has an outstanding balance of $217,404 due to Refinitiv US LLC for vendor payments made on behalf of Tora Trading Services LLC, which is included in due to affiliates in the accompanying statement of financial condition. The Company has $104,367 net payable to Tora Trading Services Limited (HK) for vendor payments made on behalf of Tora Trading Services LLC, which is included in due to affiliates in the accompanying statement of financial condition. The Company has a $112 net receivable to Tora Trading Services (Asia) Limited for intercompany cash transfers made on behalf of Tora Trading Services LLC, which is included in due from affiliates in the accompanying statement of financial condition. Amounts from transactions with affiliates included on the Statement of Financial Condition and Statement of Income at December 31, 2025 consist of the following:

	As of December 31, 2025
Assets- due from affiliates	
Financial & Risk Organization Limited	50,248
Tora Trading Services(Asia) Limited	112
Total	$ 50,360
Liabilities- due to affiliates	
Refinitiv US LLC	552,928
Refinitiv US Org LLC	25,168
Refinitiv Hong Kong Limited	299,027
Tora Trading Services Limited-HK	104,367
Total	$ 981,490
Expenses/(Income)	
Refinitiv US LLC	2,077,178
Refinitiv US Org LLC	296,983
Refinitiv Hong Kong Limited	980,595
Financial & Risk Organization Limited	(21,347)
Total	$ 3,333,409

The Company's operations and financial position could differ from those that would have been attained if these entities were unrelated.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) and CFTC Regulation 1.17 which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2025, the Company's net capital was $11,963,009, which exceeded the minimum requirement by $11,713,009. The Company's ratio of aggregate indebtedness to net capital at December 31, 2025 was 0.11 to 1.

5. Compensation

Compensation costs for the year ended December 31, 2025 were as follows:

Compensation

Registered Representative Compensation	1,341,910
Vested option grants	168,392
Bonuses	415,924
Benefits and other compensation expenses	245,335
	$2,171,561

Vested Stock Options

On the Closing Date of LSEG's acquisition of Tora Holdings, all unexercised options issued under the Tora Holdings 2010 Equity Incentive Plan ("2010 Plan") and the Tora Holdings 2020 Equity Incentive Plan ("2020 Plan") were cancelled, ceased to be outstanding, and ceased to exist. There are no options available for future issuance. The options that were outstanding and vested immediately prior to the cancellation were converted into a net exercise cash payment at the closing merger consideration value of $23.87 per share, which was paid in August 2022.

The unvested portion converted into the right to receive the cash equivalent of the net exercise of the options at the closing merger consideration value of $23.87 per share, provided the option holder's continued service as an employee or consultant of the Company or a parent or subsidiary through each vesting date. All previously unvested cash awards were vested and paid out by July 2025.

During the year ended December 31, 2025, the Company expensed $168,392 of compensation expense related to the net exercised options, which was allocated to the company by Refinitiv US LLC pursuant to agreement.

There are no future payments for unvested options as of December 31, 2025.

6. **Subsequent Events**

The Company evaluated subsequent events through March 20, 2026, the date the financial statements were available to be issued.

* * * * * *

SUPPLEMENTAL INFORMATION

TORA TRADING SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND CFTC REGULATION 1.17 DECEMBER 31, 2025

Member's equity per statement of financial condition	$13,063,497
Other Deductions	
Non-allowable assets:	
Accounts receivable, net	(895,733)
Due from affiliates	(50,360)
Accrued revenue	(152,048)
Prepaid expenses and other assets	(2,347)
Total non-allowable assets	(1,100,488)
Net capital	11,963,009
Accrued expenses	339,977
Due to affiliates	981,490
Aggregate indebtedness	1,321,467
Percentage of aggregate indebtedness to net capital	11%
Computation of net capital requirement	
Minimum capital required,	
$250,000 (SEC requirement) or 6-2/3% of aggregate indebtedness)	250,000
Excess of net capital over the minimum capital requirement	$11,713,009

There were no material differences between the above computation and the computation included in the Company's unaudited December 31, 2025 FOCUS Report.

TORA TRADING SERVICES, LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT
TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025**

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company also claims exemption from Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No.34-70073 adopting amendments are limited exclusively to providing technology or platform services, and the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and does not carry accounts of or for customers. Therefore, the Company has not prepared a Determination of Reserve Requirements or information relating to Possession or Control Requirements for Brokers or Dealers.

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Tora Trading Services, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Tora Trading Services, LLC (the Company) identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R §240.15c3-3: (k)(2)(ii) (the exemption provisions); (2) the Company stated that the Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception; and (3) the Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited exclusively to providing technology or platform services, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and did not carry accounts of or for customers throughout the most recent year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 or based upon the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Forvis Mazars, LLP

Woodbury, New York
March 20, 2026

Forvis Mazars, LLP is an independent member of Forvis Mazars Global Limited

TORA TRADING SERVICES, LLC

EXEMPTION REPORT

Tora Trading Services, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed exemption from 17 C.F.R. §240. 15c3-3 under paragraph (k)(2)(ii) of 17 C.F.R. §240. 15c3-3, and
- The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception, and
- This Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited exclusively to providing technology or platform services, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers and did not carry accounts of or for customers throughout the most recent year without exception.

I, Mike Maloney, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Tora Trading Services, LLC

DocuSigned by:

By: Michael Maloney

290D58921E2149F...

Title: Managing Principal

Date of Report: March 20, 2026

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